FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  November, 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



19 November 2003

                       COLT ANNOUNCES EARLY REDEMPTION OF
                     U.S. DOLLAR 12% SENIOR DISCOUNT NOTES

COLT Telecom Group plc (COLT) announced today that it has given notice of the redemption of all of the outstanding U.S. Dollar 12% Senior Discount Notes due 2006. The redemption will be at the principal amount of the Notes plus accrued interest and will be funded out of COLT's cash and liquid resources. The aggregate amount payable will be approximately GBP122 million. The redemption will take place on 22 December 2003.

COLT's Chief Financial Officer, Marina Wyatt said:

"COLT is financially strong with GBP934 million of cash and liquid resources as at 30 September 2003 and we expect to be free cash flow positive on a sustainable basis during 2005. By redeeming the Notes early we will save approximately GBP30 million in net interest over the next three years."

About COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 17,000 network services and data centre solutions customers. The company owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries augmented with a further 41 points of presence across Europe and 11 Data Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net


Contact
John Doherty, Director Corporate Communications
Gill Maclean, Head of Corporate Communications
Tel: +44 20 7390 3681


WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND THE U.S. FEDERAL SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR CURRENT BELIEFS AND EXPECTATIONS, BUT THEY ARE NOT GUARANTEED TO PROVE ACCURATE AND MAY NOT PROVE ACCURATE BECAUSE OF KNOWN CONTINGENCIES OR BECAUSE OF CHANGED CIRCUMSTANCES. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

                                    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 19 November 2003                                COLT Telecom Group plc

                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary